Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filer: Kindred Healthcare, Inc.

(Commission File No. 001-14057)

Subject Company: Gentiva Health Services, Inc.

(Commission File No. 001-15669)

Kindred Healthcare GENTIVA

Better

Together October 27, 2014

Greetings,

We continue to make strides in our efforts to bring together our two great companies in the most seamless manner possible. We hope that this communication tool is a useful resource for keeping you informed on the latest developments, as well as an opportunity for us to respond to your questions. This week our teams got together for our first in-person integration meeting, which is an integral step in charting the best path forward and in making key decisions that will help shape our combined company. While we move forward in our integration process, we want to thank you for keeping your focus and top priority on the patients and families who rely on your compassionate care for an improved quality of life and independence at home, or end-of-life support. Once again,

we would like to remind you that until the transaction is complete,

Kindred and Gentiva remain two separate and distinct companies.

In response to last week’s Better Together communication,

we received a great number of very thoughtful and engaging questions.

To best respond, we have collapsed similar questions together and have sorted the questions by general topic. Our goal is to be as transparent as possible, and if we don’t know the answer to questions you ask, we will tell you that we don’t know. If we can’t answer questions because of legal reasons, we will tell you that as well. We understand that many of you have questions about how your benefits will ultimately be affected by the merger, particularly continued

KINDRED HEALTHCARE’S

MISSION is to promote healing,

provide hope, preserve dignity

and produce value for each

patient, resident, family member, customer, employee and shareholder we serve.

OUR KEY SUCCESS FACTORS

Take Care of Our People Take Care of Our Patients, Residents and Customers Grow Be Efficient Manage Our Capital Wisely Organizational Excellence Through Performance

Improvement

Gentiva’s Mission is to improve quality of life and patient independence through the delivery of compassionate care and uncompromising service.

Kindred Healthcare GENTIVA

Better Together

your paid time off (PTO). As we communicated in our

last Better Together, over the next several months, we

will begin the process of reviewing not only the benefit

programs, but all HR programs. We still have a lot to

learn about Gentiva’s programs, and this information is

critical to our making decisions about the future. Our

commitment to you is to provide you updates and more

information as soon as they are available.

Now, we’d like to respond to some of the questions

that have been raised:

SALARY/COMPENSATION

Q. Will we receive merit increases?

We value the work you do each day, and it is our goal

to demonstrate that appreciation through merit-based

increases. We all know that healthcare has experienced

some reimbursement challenges in recent years, but at

Kindred we stand behind our commitment to do what

we can, when we can, to recognize the hard work of

our teammates.

Q. At this point in the integration is there any talk about

salary cuts?

Absolutely not, salary cuts are not in any conversations.

HIRE DATE/YEARS OF SERVICE

Q. Will our original hire date with Gentiva remain the

same as our hire date with Kindred?

We appreciate your commitment and years of service to

Gentiva and intend to use your current hire date with

Gentiva to determine your tenure in regard to benefits and

seniority.

Q. Are years of service to be considered if an employee

has worked for both companies, but not at the same

time. Example: I worked for Kindred 2003-2007, then

left and have worked at Gentiva 2008-current. Will those

previous years be considered toward benefits, PTO,

seniority?

Let us start by thanking you for your service to both

companies! At this point, subject to applicable regulations,

our plan after we combine the companies is that Kindred will honor your earliest date of current service with either company, so long as there was no significant break in

service, for the purposes of seniority and benefits.

REAPPLY FOR JOBS? Q. Will employees have to reapply for their jobs? No, you will not have to reapply to keep your current position.

BENEFITS

Q. This year I complete 19 years of service with Gentiva.

Over the past few years, I have contributed to the non-

qualified retirement program. What will happen to this

account in the transition? I understand that the 401(k)

accounts will transfer “in kind.” My understanding

when I enrolled in the non-qualified plan was that the

assets held in the plan were part of Gentiva corporate

assets until distributed. Will these funds be distributed or transfer over, or anything else?

First, we want to thank you for your dedication to Gentiva

for the last 19 years. It’s because of individuals like you

that we are confident of the successful merger of our two

organizations.

continued

Kindred Healthcare GENTIVA

Better Together

Contributions to the non-qualified deferred compensation

plan are Gentiva assets, despite being held in a special

type of trust account that applies to these plans. The plan

document specifies that accounts must be distributed within

90 days after a “change in control,” which would occur

at close. The two companies will be reviewing this as part

of our integration planning, and we will advise affected

individuals.

Q. Will our 401(k) accounts be locked out again for

several years as they were in a past merger (due to the

plans being incompatible)?

We anticipate that after the close of the transaction, Gentiva employees will have the opportunity to roll over their current 401(k) into the Kindred plan in 2016. When plans are merged, there will be a brief blackout period that needs to occur when the accounts are moved from one record keeper to the next.

Q. What will happen to the vesting requirements for the employer match on the Gentiva 401(k)?

While no final decisions have been made, we would expect that the vesting requirements would continue to apply.

Q. I know we will remain on Gentiva benefits throughout

2015. However, can you give us some idea of the current

Kindred benefit plans that are offered to their current

employees in regard to the pay scales for field staff,

PTO, etc.?

Kindred offers a comprehensive benefits program. Over the

course of the next several months our integration teams will be working to create a better sense of what our offerings will look like starting in 2016 for the combined company.

JOB REQUIREMENTS

Q. Does Kindred require its nurses to have their BSN?

No, Kindred does not require its registered nurses (RNs)

to have a Bachelor of Science in Nursing (BSN) degree.

PERFORMANCE EVALUATIONS

Q. When can Gentiva employees expect to receive

annual performance evaluations?

Until the close of the transaction, Gentiva will continue

to operate separately from Kindred, which will include the

manner in which performance evaluations are conducted.

After the close, Kindred will perform annual employee

evaluations in the ordinary course of business order to

acknowledge areas where employees are doing well,

to determine areas for improvement, and to identify

needed resources or training. In many cases evaluations

are conducted around the anniversary of an employee’s

service date.

TUITION ASSISTANCE

Q. I have been using Gentiva Tuition Assistance to get

through a degree program. How will that work now that

Gentiva and Kindred are merging?

Kindred also has a tuition assistance program available to

full-time and part-time employees for job-related courses.

Our integration teams will look at both programs to ensure that we have the best tuition assistance program in place for our combined company.

TRANSFORMATION TEAM

Q. Who will be on the transformation team? Will you

have clinical input in any of the areas? Will you be

having any local meetings?

The integration teams have been developed with

representatives from both companies with six key functional

teams (Information Technology, People Services, Finance

& Procurement, Compliance & Legal, Operations, and

Sales) with an overall steering committee. Several clinical

representatives are serving on and actively engaged in the

Operations functional team. The initial in-person meeting

of the cross-functional teams took place in Atlanta on

October 23, and we look forward to many more productive

meetings that will contribute to a seamless transition.

continued

Kindred Healthcare GENTIVA

Better Together

CLINICAL LADDER

Q. Will you still be doing the Clinical Ladder next year?

Gentiva’s Clinical Ladder program is well-respected and

well-established. We share the goal of providing training

and resources to ensure that all of our clinicians are able to grow professionally. In that regard, this is a program that

will be evaluated by the integration teams as we work to

identify the best practices and programming excellence for

the combined company.

Q. Does Kindred have a program similar to the Clinical

Ladder?

To assure a strong future and the best in clinical excellence,

Kindred is proud to offer our Nurse Leadership program

and other ongoing education and training programs for our

clinical teams. Our goal is to attract, develop, and retain

outstanding talent and to provide opportunities to grow

professionally.

TRAVEL POLICY

Q. What will change for the travel and reimbursement

requirements?

We are reviewing the current processes for both Gentiva

and Kindred and will communicate new processes for

requesting and booking travel and reimbursement when

any changes are made.

PLANS FOR OFFICE LOCATIONS

Q. What will happen with Gentiva branches that cover

the same territory as the Kindred Senior Home Care?

For example, Kindred has home care in Jacksonville and

Gentiva has a branch here also. It is too early in the process for us to know how this will be addressed, but our intent is to run the businesses in our markets with no disruption to care delivery. This is an issue that our integration teams will address, and we will provide more information as it is available.

FINANCIAL SERVICE UNITS

Q. Regarding the financial service unit (FSU), will hours be changing in 2015? Will Kindred offer “work from home”? What about four 10-hour shifts? You should expect little to no change in 2015 in the way the

FSUs are running.

INFORMATION TECHNOLOGY Q. What type of electronic documentation/computer-

based system is Kindred at Home using?

Kindred at Home implemented the Homecare Homebase

product. While this platform and supplier has proven

beneficial, the changing nature of the home care business,

payment models, and regulation always demand

reconsideration of the best options available. Accordingly,

we have made no decisions around the best platform for the combined business going forward. In fact, it will be many months, or perhaps many quarters, before we have an opportunity to fully assess the implications of the options available to us.

Q. Regarding EMR, we had been led to believe that we

were looking at the light at the end of the tunnel going

into 2015. Now it feels as if that tunnel just got a whole

lot longer. Can you comment?

Kindred recognizes the many significant investments made

by Gentiva in platforms, processes, implementation,

training, and support around its EMR. Accordingly,

Kindred is going into this newfound relationship with no

bias toward the best EMR option for the newly merged

entity. In fact, we would be remiss to not point out that the

Gentiva platform has more market penetration than any

other product in the home care business. Hence, we will

continued

Kindred Healthcare GENTIVA

Better Together

undergo a formal, transparent, and data-driven process,

engaging a broad swath of stakeholders, to ultimately arrive at the best solution.

Q. How do you intend to deal with the ICD-10 change?

Will you continue the diagnosis coding in house, or

do you intend to shift to an outside vendor for coding

needs? We recognize the importance of the new ICD-10

classification (International Statistical Classification of

Diseases and Related Health Problems) in more accurately

classifying and tracking critical medical information.

Our Integration Team is in the process of developing and

coordinating plans to address each company’s efforts to be

prepared for ICD-10 in advance of the October 1, 2015,

effective date.

STOCK OWNERSHIP

Q. How do I drop out of the stock program by the end

of the year and avoid any further deduction from my

paycheck?

The Gentiva Employee Stock Purchase Plan (ESPP) will

terminate at the end of this current offering period. There is no action required on your part. Q. Can Gentiva employees roll over their existing shares into Kindred instead of receiving a cash payout? The option to roll over existing Gentiva shares into Kindred shares does not exist. All Gentiva shares will receive the agreed-upon payout following the close of $14.50 in cash and 0.257 shares of Kindred common stock. You can go back out into the market with that payout and purchase

Kindred shares with that money if you wish. Q. When can Gentiva stockholders expect to receive the money and stock from the purchase of Gentiva? We currently expect the closing of the transaction to occur in the first quarter of 2015. Promptly after the merger is completed, we or an exchange agent on our behalf will send to each record holder of Gentiva common stock a letter of transmittal and instructions for surrendering or transferring

Gentiva shares in exchange for the merger consideration. We will file with the SEC a Registration Statement on Form S-4, which will include a proxy statement of Gentiva and a prospectus of Kindred that will include more information on the process for receiving your merger

consideration. We urge you to read these materials when they become available.

Q. So at the time of close you say that we (Gentiva

employees) will receive $14.50 per share in cash and

$5.00 common stock of Kindred. Does that mean we will

receive a check for our stock sold at $14.50 per share

and then $5.00 of Kindred stock will be in our Shares

account, or will we receive a check for our stock sold

at $19.50? Could you please be clear on how we will

receive our funds?

Gentiva employees will receive $14.50 in cash and 0.257

shares of Kindred’s common stock (which was valued at

$5.00 as of signing) for each share of Gentiva common

stock you own. The value of the stock component of the

merger consideration will depend upon the market price

of Kindred common stock at the time of closing. Gentiva

employees will receive the merger consideration promptly

after completion of the merger, either through your broker

or by following the instructions that you will be provided by the paying agent.

Continued

Kindred Healthcare GENTIVA

Better Together

Once again, thank you for your support and continued

patience as we move through this process. Our

integration teams will be addressing many details

over the next several months in order to make the

transition in bringing our two companies together as

smooth as possible.

As a reminder, we encourage you to submit any

questions you may have to GentivaBetterTogether@

kindred.com, so that we may communicate with you

openly and transparently. Also, to see past issues of

Better Together, go to www.kindred.com/employees

and click on the PDFs on the main page.

Warm Regards,

Ben Breier

President and COO of Kindred Healthcare

Jon Rousseau

President, Kindred at Home, Kindred Healthcare

David Causby

President and COO of Gentiva

Kindred Healthcare GENTIVA

Better Together

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination transaction between Kindred Healthcare, Inc. (“Kindred”) and Gentiva Health Services, Inc. (“Gentiva”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Kindred’s (and Kindred’s and Gentiva’s combined) expected future financial position, results of operations, cash ?ows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this communication concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Kindred (and the combined businesses of Kindred and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates refiecting the best judgment of Kindred based upon currently available information. Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Kindred’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Kindred is unable to predict or control, that may cause Kindred’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in Kindred’s filings with the Securities and Exchange Commission (the “SEC”). Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on Kindred’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with Kindred’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Kindred’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions. In addition to the factors set forth above, other factors that may affect Kindred’s plans, results or stock price are set forth in Kindred’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K. Many of these factors are beyond Kindred’s control. Kindred cautions investors that any forward-looking statements made by Kindred are not guarantees of future performance. Kindred disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to refiect future events or developments.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Kindred and Gentiva. In connection with the proposed merger, Kindred intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about Kindred and Gentiva, without charge, at the SEC’s website, www.sec.gov. Those documents, when filed, as well as Kindred’s other public filings with the SEC, may be obtained without charge at Kindred’s website at www.kindredhealthcare.com.

Participants in Solicitation

Kindred and its directors and executive of?cers, and Gentiva and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of Kindred is set forth in the proxy statement for Kindred’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.